Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

June 26, 2019

VIA EDGAR

John Stickel

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evil Empire Designs, Inc. Registration Statement on Form S-1 Filed May 2, 2019 File No. 333-231172

Dear Mr. Stickel:

We respectfully hereby submit the information in this letter, on behalf of our client, Evil Empire Designs, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated May 29, 2019. The Company filed Amendment No. 1 to the Registration Statement on Form S-1 on June 12, 2019.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form S-1 filed May 2, 2019

General

1. We note from your disclosure on page 23 that you were previously in the business of seeking prospective mineral exploration properties. While this disclosure is helpful to inform investors of the background of your company, please revise throughout your registration statement to remove indications that this line of business is ongoing. In this regard, we note your disclosure on page 35 that you may adopt a stock option plan as your "mineral exploration activities progress" and your disclosure on page 36 that your business is subject to various risks, including "possible delays in the exploration and/or development".

Response: The Company has removed references to its former mineral exploration business on page 23 and 35.

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Cover Page of Prospectus, page 3

2. We note that you have provided the per share net proceeds. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.

Response: The Company has made the requested disclosure on page 3.

Prospectus Summary, page 5

3. Please reconcile your disclosure on page 6 that Ms. Cunningham owns 6,000,000, or 82.4%, of the 7,275,000 shares issued and outstanding, with your disclosure on page 11 that she owns 7,000,000 shares, or 92.4% of your issued and outstanding shares, and your disclosure on page 41 that she owns 2,500,000 shares, or 47.3% of your issued and outstanding shares.

Response: The Company has made the requested revisions on pages 11 and 15.

The proceeds of this offering, if any, may not be sufficient, page 7

4. Consistent with your disclosure on page 36, please disclose here that the minimum amount of proceeds you will need to raise in order to have an operating business and to meet your reporting requirements is $25,000 and if less than $25,000 is received you will have to cease operations.

Response: The Company has made the requested disclosure on page 7.

Use of Proceeds, page 13

5. We note that $25,000 of the offering proceeds are being used for the payment of debt to TOL Designs. Please set forth the interest rate and maturity of the indebtedness. Also, if the debt was incurred within the past year, describe the use of the proceeds of the indebtedness other than short-term borrowing used for working capital. Refer to

Response: The Company has made the requested disclosure on page 13.

Instruction 4 of Item 504 of Regulation S-K.

Determination of the Offering Price, page 14

6. You state here that selling shareholders will sell their shares at prevailing market prices or privately negotiated prices. Please clearly disclose throughout the prospectus that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange.

Response: The Company has made the requested disclosure on page 14.

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Selling Stockholders, page 14

7. Please reconcile your disclosure in the opening paragraph that there are 6 selling stockholders offering 1,475,000 shares with your table on page 15 showing 5 selling stockholders offering 4,975,000 shares. The table also indicates that Ms. Cunningham is offering an amount of shares that would leave her with no ownership interest after the offering if all shares are sold, which is not consistent with disclosures found elsewhere throughout the registration statement. Please update the selling stockholders table accordingly.

Response: The Company has the requested revisions on page 14.

Description of Business, page 23

8. Please revise or substantiate the various assertions made throughout this section. For example, your disclosure on page 24 that you offer a "complete line" of custom parts and accessories, work with the "top in the industry" and are a "leader" in the motorcycle aftermarket industry; on page 25 that your pricing structure compares favorably with more established competitors, while "besting them" in quality of materials used, targeted design and service; your claim on page 30 that most competitor's floorboards are "shoddily made overseas"; and your statements on page 32 that none of your competitors are actively targeting female customers and that similar products offered in dealerships "don’t match the quality" of your offerings. To the extent a claim is your belief, provide a reasonable basis for the belief in the context of your stage of development.

Response: The Company has made the requested changes on pages 23, 24, 25 and 32.

Plan of Operations, page 36

9. Please include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include the material events or steps required to pursue each of your planned activities. Also, since your offering is being conducted on a best efforts basis, briefly discuss your plan of operations assuming 25%, 50%, 75% and 100% of your offering being sold, clarifying how the different funding levels will affect implementation of your plan of operations. In addition, disclose the material milestones, which are currently marked in brackets as "obtain milestones from company."

Response: The Company has included disclosure about its planned operations on page 36.

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Liquidity and Capital Resources, page 37

10. Please include a discussion of all material obligations that have had or may have an impact on your liquidity. In this regard, we note from your disclosure on page 20 that you have a number of outstanding convertible promissory notes, some of which are in default and that $25,000 of the offering proceeds are being allocated toward repayment of the debt to TOL Designs. Discuss the amount of these outstanding obligations, the interest rates and the maturity dates. Also, add a risk factor regarding your outstanding debts, the fact that some are in default, that offering proceeds are being used to replay your loans, and the impact these debts have on your liquidity.

Response: The Company has included the requested disclosure on page 37 and added a risk factor to page 8.

Executive Compensation, page 39

11. Please reconcile your disclosure here that you have not paid any executive compensation, with the disclosure on page F-11 that the company paid compensation to a related party in 2017 and 2018.

Response: The Company has made the requested revision on page 39.

Certain Relationships and Related Transactions, page 41

12. Please disclose the aggregate consideration of the 1,150,000 shares of common stock sold to Ms. Cunningham on March 14, 2017, and reconcile this with your disclosure on page F-11 that you sold 1,500,000 shares of common stock to a related party on that date. Also, consistent with your disclosure on page F-11, please disclose here the October 29, 2018 stock issuance to a related party and identify the related party.

Response: The Company has made the requested disclosure on page 41.

Financial Statements

Statements of Operations, page F-4

13. Please revise your Statements of Operations to label the three months ended March 31 financial statements as unaudited.

Response: The Company has made the requested revise on page F-4.

Recent Sales of Unregistered Securities, page II-1

14. Please provide the disclosures required by Item 701 of Regulation S-K.

Response: The Company has made the requested disclosure on page II-1.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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